Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated February 28, 2007)	Registration No. 333-140977

Hornbeck Offshore Services, Inc. $250,000,000 1.625% Convertible Senior Notes due 2026 and up to 5,156,500 Shares of Common Stock Issuable Upon Conversion of the Notes

The following information supplements and amends the prospectus dated February 28, 2007, as previously supplemented, relating to the resale by the selling security holders of our 1.625% Convertible Senior Notes due 2026, which we issued in a private placement in November 2006, and shares of our common stock issuable upon the conversion of the notes.

This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement is incorporated by reference into the prospectus and should be read in conjunction with the prospectus, as previously supplemented.

Our common stock is listed on the New York Stock Exchange under the symbol “HOS”. On August 2, 2007, the closing sale price of our common stock on the New York Stock Exchange was $43.97 per share.

See “Risk Factors” beginning on page 9 of the prospectus dated February 28, 2007, beginning on page 26 of our most recently filed Annual Report on Form 10-K, and on page 29 of our Quarterly Report on Form 10-Q for the period ended March 31, 2007, which are incorporated by reference into the prospectus, as supplemented, for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus, as previously supplemented. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 3, 2007.

SELLING SECURITY HOLDERS

The information set forth in the tables of selling security holders was furnished to us on or before August 3, 2007. Because selling security holders may trade all or some of the notes, and common stock issuable upon conversion of the notes, listed at any time without notifying us, the tables of selling security holders may not reflect, as of the date of this prospectus supplement, the exact value of the notes and common stock issuable upon conversion of the notes. In addition, the selling security holders listed in the tables may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their notes, or common stock issuable upon conversion of the notes, since the date as of which the information in the table is presented.

The table included in the section captioned “Selling Security Holders” of the prospectus, as previously filed and supplemented, is hereby further supplemented and amended to reflect the selling security holders identified below and to reflect the notes, and common stock issuable upon conversion of the notes, for such selling security holders:

Additional Selling Security Holders

Name of Selling Security Holder	Principal Amount of Notes Beneficially Owned ($)	% of Notes Beneficially Owned	Principal Amount of Notes Being Offered ($) (1)	No. of Shares of Common Stock Beneficially Owned (2)(3)	No. of Shares of Common Stock Being Offered (1) (3)	Number of Shares of Common Stock Owned After Offering (1)
Absolute Strategies Fund (4)	34,000	*	34,000	701	701	0
Sandelman Partners Multi-Strategy Master Fund Ltd. (5)	18,500,000	7.40%	18,500,000	381,581	381,581	0
Sandelman Partners Multi-Strategy Master Fund Ltd. (5)	8,000,000	3.20%	8,000,000	165,008	165,008	0
Amida Partners Master Fund Ltd. (6)	2,000,000	*	2,000,000	41,252	41,252	0

The table included in the section captioned “Selling Security Holders” of the prospectus, as previously filed and supplemented, is hereby amended to reflect updated holdings and corrections to typographical and transcription errors related to the selling security holders identified below.

Revised Information Regarding Selling Security Holders

Name of Selling Security Holder	Principal Amount of Notes Beneficially Owned ($)	% of Notes Beneficially Owned	Principal Amount of Notes Being Offered ($) (1)	No. of Shares of Common Stock Beneficially Owned (2)(3)	No. of Shares of Common Stock Being Offered (1) (3)	Number of Shares of Common Stock Owned After Offering (1)
Allstate Insurance Company (7)	1,500,000	*	1,500,000	30,939	30,939	0
Waterstone Market Neutral Mac51, Ltd. (8)	1,801,000	*	1,801,000	37,147	37,147	0
Waterstone Market Neutral Master Fund, Ltd. (8)	3,199,000	1.28%	3,199,000	65,983	65,983	0

*	Less than 1%

(1)	Because the selling security holder may sell pursuant to the prospectus all or a portion of the offered notes or common stock issuable upon conversion of the notes, we cannot know or estimate the number or percentage of notes and common stock that the selling security holder will hold upon the termination of any particular offering. Please refer to the “Plan of Distribution” beginning on page 71 of the prospectus. The information presented assumes that the selling security holder will fully convert the notes for cash and shares of our common stock, and that the selling security holder will sell all shares of our common stock that it receives pursuant to such conversion.

The maximum aggregate principal amount of Notes that may be sold pursuant to this prospectus will not exceed $250,000,000.

(2)	Includes shares of our common stock issuable upon conversion of the notes.

(3)	The maximum number of shares of our common stock issuable upon conversion of the notes is calculated assuming the conversion of the full amount of notes held by the selling security holders at the initial conversion price of $48.48 per share, which corresponds to the initial conversion rate of 20.6260 shares per $1,000 principal amount of the notes. This conversion price is subject to adjustment as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” Accordingly, the number of shares of our common stock to be offered using this prospectus may increase or decrease over time. Fractional shares will not be issued upon conversion of the notes. Instead, we will pay cash in lieu of fractional shares, if any. Due to the effects of rounding, the numbers shown in this column do not equal exactly 20.6260 shares per $1,000 principal amount of the notes.

(4)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht of SSI Investment Management Inc, Investment Advisor to this selling security holder, are the natural persons who have voting and investment control of the securities being offered.

(5)	Sandelman Partners, LP is the investment manager of Sandelman Partners Multi –Strategy Master Fund, Ltd. Sandelman Partners GP, LLC is the general partner of Sandelman Partners, LP. Jonathan Sandelman is the managing member of Sandelman Partners GP, LLC. Each of Sandelman Partners, LP, Sandelman Partners GP, LLC and Jonathan Sandelman disclaims beneficial ownership of the shares registered hereunder, except to the extent of its or his pecuniary interest in such securities.

(6)	David Rich, managing member of Amida Capital Management II, LLC, Investment Advisor to this selling security holder, is the natural person that has voting and investment control of the securities being offered.

(7)	This selling security holder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling security holder acquired its notes and the beneficial interest in the common stock issuable upon conversion of the notes in the ordinary course of business and, at the time of the purchase of the notes and the beneficial interest in the common stock issuable upon conversion of the notes, such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the notes or the common stock issuable upon conversion of the notes. To the extent that we become aware that such selling security holder did not acquire its notes or common stock issuable upon conversion of the notes in the ordinary course of business or did have such an agreement or understanding, we will file a prospectus supplement to the registration statement of which this prospectus is a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

Allstate Insurance Company is a wholly owned subsidiary of The Allstate Corporation, which is a publicly owned company.

(8)	Shawn Bergerson is the natural person who has voting and investment control of the securities being offered.

3